SLAP, INC.

565 Silvertrip Road

Canmore, Alberta T1W 3K8

June 17, 2008

Kristopher Natoli

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C

20549

By Facsimile & Regular Mail

Dear Mr. Kristopher Natoli:

Re:

SLAP, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-151228

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to our Registration Statement filed on Form S-1.  The electronic copy of this Amendment No. 1 to Registration Statement filed on Form S-1 was filed via Edgar, with a submission date of June 17, 2008.

Below are the comments from your comment letter dated June 10, 2008, regarding our Registration Statement filed on Form S-1, each followed by the Company’s responses thereto.

Delaying Amendment

1.

We remind you of the oral comment that we conveyed to you on June 6, 2008.  Please add a delaying amendment to avoid having the registration statement automatically become effective 20 days after its filing date.  See Rule 473(a) of Regulation C in this regard.

Response

We have included the following language immediately following the Calculation of Registration Fee on Page 2 of our submission cover:

“This Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.”

General Development of Business/Narrative Description of Business, page 21

2.

We note the statement, “The operator notified us that they are awaiting drilling permits and we expect that drilling will commence sometime during the month of June 2008.  We have paid a total of $24,078 which includes the initial drilling costs to dry hole for the well.”  Please update to discuss the status of the permitting and drilling.  Also clarify the last sentence, which appears to suggest that drilling has already taken place because you have incurred drilling costs.

Response

We have spoken with the operator in regard to the status of permitting and drilling and have updated our disclosure accordingly.  We have also clarified our disclosure in regard to our prepayment of drilling costs.  Our updated disclosure may be found on page 21.

3.

Please revise to correct the address of the SEC’s Public Reference Room, which is located at 100 F St. NE, Washington, D.C. 20549

Response

We have revised to correct the address of the SEC’s Public Reference Room to 100F St. N.E., Washington, D.C. 20549.  This revision can be found on page 24 under “Reports to Security Holders”.

Signatures, page 40

4.

Please include the signature of the controller or principal accounting officer and properly indentify the party who is signing in that capacity.

Response

We have amended the title of Mr. Warrack to include his position as principal accounting officer on page 40 which now reads:  “Secretary-Treasurer, Principal Financial Officer, Principal Accounting Officer and Member of the Board of Directors.”

Closing Comments

We trust that the foregoing is responsive to the staff’s comments.

Sincerely,

SLAP, Inc.

By:

/s/ David Wehrhahn

Name:

David Wehrhahn

Title:

President, Principal Executive Officer

and Member of the Board of Directors